February 20, 2015

VIA EDGAR

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:     CommVault Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 2, 2014
File No. 001-33026
Dear Mr. Gilmore:
We have received the staff’s letter, dated February 17, 2015, containing comments on the above-referenced filing. The staff had requested that we respond to the letter within 10 business days of the date of its letter. As discussed with Mr. David Edgar on February 18, 2015, we are not able to respond on or before that deadline and are requesting an additional 10 business days to respond. We are diligently preparing on our response and will provide it on or before March 17, 2015, 20 business days from the date of the staff’s letter.
Please direct any questions or comments regarding the foregoing to the undersigned at (732) 870-4000.
Sincerely,
/s/ Brian S. Carolan
Brian S. Carolan
Chief Financial Officer
cc:    Melissa Kindelan, U.S. Securities and Exchange Commission
Christine Davis, U.S. Securities and Exchange Commission

___________________________________________________________________________________________________________

1 CommVault Way • Tinton Falls, NJ 07724 • p: 732.870.4315 • f: 732.870.4525 • bcarolan.commvault.com